EXHIBIT 2
                                                                     ---------
                                NEAD CORPORATION
                              529 East South Temple
                           Salt Lake City, Utah 84102


                                November 28, 2002

Mr. Eduardo S. Elsztain Bolivar 108, 1st Floor
Buenos Aires,
Argentina

Dear Sir:

           The purpose of this letter agreement (this "Agreement") is to set forth the agreement and understanding between Nead Corporation ("Nead"), a Delaware corporation and wholly-owned subsidiary of Leucadia National Corporation ("Leucadia"), a New York corporation, and Mr. Eduardo S. Elsztain, an individual ("Holder"), with respect to certain of the units ("Units") acquired by Nead on November 20, 2002 (the "Issuance Date") in the Rights Offering by Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria ("Cresud") for 50,000,000 Units, each consisting of US$1.00 principal amount of Cresud's 8% Convertible Notes due 2007 (each, a "Note") and one non-detachable warrant to purchase shares of Cresud's common stock ("Common Stock").

           In consideration of the premises and agreements herein set forth, the payment by the Holder to Nead of ten dollars ($10.00), and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is our mutual agreement and understanding that:

           1. Subject to the terms and conditions set forth herein, at any time from and after January 20, 2003 up to and including November 7, 2007 (the "Exercise Period"), the Holder shall have the one-time right (the "Call Right") to require Nead to sell to the Holder 1,000,000 Units (the "Option Units") representing 10% of the total number of Units acquired by Nead on the Issuance Date, at a purchase price per Unit equal to the sum of (i) the price per Unit paid by Nead for such Units on the Issuance Date (US$1.00) and (ii) the amount of accrued and unpaid interest on each Note included in such Units through and including the date of closing pursuant to paragraph 2 hereof (the "Purchase Price"), it being understood that the Holder shall not be entitled to any interest on the Notes that has accrued and been paid to Nead prior to exercise of the Call Right. The Call Right shall be exercisable in whole or in part, and shall terminate with respect to the Option Units and be of no further force and effect, upon the earliest to occur of: (i) the conversion to Common Stock of all of the Notes included in the Option Units in accordance with the provisions of this Agreement, (ii) the expiration of the Exercise Period, or (iii) the sale, transfer or disposition of Option Units by Nead in accordance with the provisions of this Agreement.

           2. The Holder shall exercise the Call Right by delivering to Leucadia written notice (the "Call Notice") of such exercise of the Call Right no later than five (5) business days prior to the expiration of the Exercise Period, specifying the number of Units the Holder desires to purchase not to exceed 1,000,000 Units (the "Call Units"). The closing of the sale of the Call Units to the Holder pursuant to the exercise of the Call Right shall take place at the offices of Leucadia no later than the fifth (5th) business day following delivery of the Call Notice or at such other time and place as mutually agreed by Nead and the Holder (but in no event later than the last day of the Exercise Period). At such closing, (i) Nead shall deliver to the Holder the certificates and other documentation, if any, representing the Call Units in proper form for transfer and (ii) the Holder shall deliver to Nead an amount in United States dollars equal to the Purchase Price per Unit times the Call Units by wire transfer of immediately available funds to an account designated by Nead not less than one (1) business day prior to such closing.

           3. Nead shall be permitted to exercise its right to convert the Notes into shares of Common Stock, or sell, transfer or otherwise dispose of Units, without notice to the Holder; provided, however, that if Nead proposes (i) to convert Notes into Common Stock or (ii) to sell, transfer or otherwise dispose of Units, which when aggregated with all previous Note conversions and sales, transfers or other dispositions of Units by Nead since the Issuance Date would result in Nead beneficially owning less than 10% of the Units acquired by Nead on the Issuance Date, Nead shall give the Holder ten (10) days written notice ("Sale Notice") prior to converting any of the remaining Notes or selling, transferring or otherwise disposing of any of the remaining Units. If the Holder desires to exercise his Call Right, in whole or in part, the Holder shall deliver the Call Notice to Nead, within ten (10) days after the date of delivery of the Sale Notice by Nead, advising Nead that the Holder is exercising his Call Right, in whole or in part, and specifying the number of Call Units. Failure to deliver the Call Notice within such ten (10) day period shall be deemed a determination by the Holder not to exercise his Call Right and a waiver of such right. If the conversion, sale, transfer or disposition contemplated by the Sale Notice is not consummated by Nead, in whole or in part, within thirty (30) days thereafter, then the restrictions and requirements provided for in this paragraph shall again become effective and Nead may not convert such Notes or sell, transfer or otherwise dispose of such Units without again complying with the requirements of this paragraph. Notwithstanding the forgoing, the provisions of this paragraph 3 shall not operate as an extension of the Exercise Period as defined herein.

           4. All stock transfer, documentary, stamp, recording or other similar taxes applicable to the transfer of the Call Units shall be paid by the Holder.

           5. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Nead or the Holder without the prior written consent of the other party hereto; provided, however, Nead shall be permitted to assign or transfer all rights and obligations hereunder to an affiliate without the prior written consent of the Holder so long as the affiliate agrees to be bound by the provisions hereof; and provided, further, the Holder shall be permitted to assign or transfer all rights and obligations hereunder to an affiliate, including, but not limited, to Inversiones Financieras del Sur S.A., without the prior written consent of Nead so long as the affiliate agrees to be bound by the provisions hereof. Any attempted assignment in violation of this paragraph shall be null and void.

           6. The Holder hereby acknowledges that each of the Boards of Directors of Cresud and Inversiones Financieras del Sur S.A., its parent company, have approved the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

           7. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when received, as follows:

           If to Nead:

                     Nead Corporation
                     c/o Leucadia National Corporation
                     315 Park Avenue South, 20th Floor
                     New York, New York 10010
                     Attn:  President
                     Telecopy:  212-598-3245

                     With copy to:

                     Weil, Gotshal & Manges LLP
                     767 Fifth Avenue
                     New York, New York 10153
                     Attn: Andrea A. Bernstein, Esq.
                     Telecopy:  (212) 310-8007


           If to the Holder:

                     Mr. Eduardo S. Elsztain
                     Bolivar 108, Piso 1(degree)
                     Buenos Aires, Argentina
                     Telecopy: (5411) 4323 7596

                     With copy to:

                     Mr. Saul Zang
                     Florida 537, Piso 18(degree)
                     Buenos Aires, Argentina
                     Telecopy: (5411) 4322 6970


           8. This Agreement shall be governed and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

           9. If any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. The parties shall thereafter negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable law.

           10. Each party irrevocably submits to the exclusive jurisdiction of
(a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, solely for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such action, suit or proceeding in the United States District Court for the Southern District of New York or if such suit, action or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this paragraph. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

           11. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

           Please sign in the appropriate space below to indicate your agreement with the foregoing.



                                        Very truly yours,

                                        NEAD CORPORATION

                                        By: /s/ Barbara L. Lowenthal
                                            ----------------------------------
                                            Name: Barbara L. Lowenthal
                                            Title: Vice-President



Accepted and Agreed as of the date first written above:

/s/ Eduardo S. Elsztain
-------------------------------------
Name: Eduardo S. Elsztain